UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
14766Q 107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov                                                      801             746-3700
(Name)                                                                   (Area Code)                              (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three and nine month periods ended June 30, 2015 total revenues will have decreased approximately 60% and 47%, respectively compared to the comparable periods of the prior fiscal year.  This decrease is the result of revenue reductions in each segment of our business which is largely attributable to lack of demand for our services resulting from the continued delay of development of the Kashagan field, lower world oil prices and in the case of geophysical services, the difficult local credit market in Kazakhstan.  Vessel revenues are expected to be approximately 45% lower during the three months ended June 30, 2015 and 18% lower during the nine months ended June 30, 2015, while geophysical service revenues are expected to be approximately 79% lower during the three months ended June 30, 2015, and approximately 74% lower during the nine months ended June 30, 2015.  Marine base revenue is expected to be approximately 51% and 41% lower, respectively, in the three and nine month periods ended June 30, 2015.

The Company believes that total costs and operating expenses will have decreased approximately 33% and 23%, respectively, during the three and nine month periods ended June, 2015.  The Company anticipates losses from operations of approximately $1.7 million and $5.8 million during the three and nine month periods ended June 30, 2015 compared to income from operations of $0.7 million and a loss from operations of $0.6 million, respectively, during the three and nine month periods ended June 30, 2014.
The Company expects to realize an increase in net other expenses of approximately 2% during the three months ended June 30, 2015 and a decrease in net other expenses of approximately 39% during the nine months ended June 30, 2015.  The increase during the three month-period was principally attributable to increased interest expense.  The decrease during the nine month period was principally attributable to decreased foreign currency translation loss.

As a result of the foregoing factors, during the three and nine months ended June 30, 2015 the Company anticipates realizing net losses attributable to Caspian Services of approximately $3.5 million and $11.8 million, respectively, compared to $1.4 million and $11.2 million, respectively during the same periods of fiscal 2014.

The Company anticipates comprehensive loss attributable to Caspian Services, Inc. during the three and nine month periods ended June 30, 2015 to be approximately 116% higher and 20% lower, respectively, compared to the same periods of the prior fiscal year.

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All forward-looking statements included in this report, including estimated financial results and results of operations, are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company’s business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed with the SEC on January 13, 2015, as well as other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By	/s/ Indira Kaliyeva
Indira Kaliyeva
Chief Financial Officer